Predictmedix Inc. (formerly, Cultivar Holdings Inc.)

Condensed interim consolidated financial statements

For the three and nine months ended October 31, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these consolidated interim financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

PREDICTMEDIX INC. (formerly CULTIVAR HOLDINGS INC.)

CONDENSED INTERIM FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED OCTOBER 31, 2021 AND 2020

(Unaudited - Amounts expressed in Canadian Dollars)

TABLE OF CONTENTS

Page No

Cover	1
Index	2
Condensed Consolidated Interim Statements of Financial Position as at October 31, 2021 (unaudited) and January 31, 2021 (audited)	3
Condensed Consolidated Interim Statements of loss and Comprehensive loss for the three and nine months ended October 31, 2021 and October 31, 2020 (unaudited)	4
Condensed Consolidated Interim Statements of Changes in Equity for the nine months ended October 31, 2021 and October 31, 2020 (unaudited)	5
Condensed Consolidated Interim Statements of Cash Flows for the nine months ended October 31, 2021 and October 31, 2020 (unaudited)	6
Condensed notes to the interim consolidated financial statements	7-25

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Condensed Interim Statements of Financial Position (Unaudited – expressed in Canadian dollars)

ASSETS	October 31, 2021	January 31, 2021
CURRENT
Cash	$574,452	$480,051
Accounts receivable	133,170	-
Sales tax receivable	200,227	111,952
Prepaid expenses (Note 6)	180,603	155,442
	1,088,452	747,445

Property and equipment (Note 7)	6,346	8,188
Intangible assets (Note 8)	448,221	248,010
Right-of-use asset (Note 9)	-	-
TOTAL ASSETS	$1,543,019	$1,003,643

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$84,455	$135,354
Deferred revenue	18,720	-
	103,175	135,354

Non-current liabilities	-	-
TOTAL LIABILITIES	103,175	135,354

SHAREHOLDERS' EQUITY
Share Capital (Note 11)	5,556,588	4,031,650
Warrant reserve (Note 11)	571,792	115,802
Share-based payment reserve (Note 10)	704,366	853,848
Accumulated deficit	(5,392,902)	(4,133,011)
	$1,439,844	$868,289
Non-controlling interest	-	-
TOTAL SHAREHOLDERS' EQUITY	1,439,844	868,289
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,543,019	$1,003,643

Organization and nature of operations (Note 1)

Basis of presentation and going concern (Note 2)

Commitment and contingencies (Note 13)

Approved on behalf of the Board of Directors:

/Sheldon Kales/
Signed: Sheldon Kales, CEO and Director

/Rahul Kushwah/
Signed: Rahul Kushwah, COO and Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Condensed Interim Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) (Unaudited- expressed in Canadian dollars)

	For the	For the	For the	For the
	three	three	nine	nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2021	2020	2021	2020

Revenue	$50,640	$-	$100,280	$-
Operating Expenses
Cost of revenue	$16,800	$-	$41,600	$-
Administration and general	14,344	205	27,431	8,169
Audit and accounting	300	5,740	5,983	22,240
Amortization (Note 7)	614	877	1,842	2,631
Consulting fees	35,984	69,500	160,656	139,438
Investor relations	53,509	-	53,509	-
Legal fees	77,464	20,458	154,753	116,410
Management fees (Note 12)	71,870	51,900	202,270	164,000
Marketing expenses	112,726	78,846	350,323	158,253
Payroll and related	54,397	-	96,123	-
Rent expenses (Note 12)	9,047	6,000	24,047	15,500
Research and development	-	7,622	-	33,922
Share based compensation (Note 10)	28,166	231,601	149,818	558,925
Transfer agent and filing fees	13,564	4,460	42,049	42,539
Travel, entertainment and related	15,974	8,632	22,767	22,831
Vehicle use expenses (Note 12)	9,000	8,000	27,000	13,500
	$(513,759)	$(493,841)	$(1,360,171)	$(1,298,358)
Income (Loss) from discontinued operations (Note 5)	-	-	-	346,296
Income (Loss) and comprehensive gain (loss)	$(463,119)	$(493,841)	$(1,259,891)	$(952,062)

Income (Loss) and comprehensive income (loss) attributable to:
Shareholders	$(463,119)	$(493,841)	$(1,259,891)	$(949,220)
Non-controlling interest	$-	$-	$-	$(2,842)
Income (Loss) per share-Basic and Diluted	$(0.004)	$(0.005)	$(0.012)	$(0.009)
Weighted average number of shares outstanding-Basic and Diluted	108,801,292	100,888,986	107,605,972	101,197,625

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Predictmedix Inc. (formerly Cultivar Holdings Inc.)
Condensed Consolidated Statement of Changes in Shareholders' Equity
for the periods ended October 31, 2021 and October 31, 2020
(Unaudited – expressed in Canadian dollars)

	Number of common shares outstanding	Share capital	Warrant reserve	Share-based payment reserve	Non-Controlling Interest	Deficit	Total
Balance as of January 31, 2020	104,054,149	$4,119,484	$123,283	$15,922	$(63,093)	$(2,611,940)	$1,583,656

Sale of Cultivar Jamaica	(4,000,000)	(540,000)	-	-	65,935	60,620	(413,445)

Share-based compensation	-	-	-	558,925	-	-	558,925

Shares issued on acquisition of intangible asset	50,000	53,000	-	-	-	-	53,000

Exercise of options	905,000	130,750	--	-	-	-	130,750

Exercise of warrants	100,000	50,000	-	-	-	-	50,000

Net loss for the period	-	-	-	-	(2,842)	(949,220)	(952,062)

Balance as at October 31, 2020	101,109,149	$3,813,234	$123,283	$574,847	$-	$(3,500,540)	$1,010,824

Balance as of January 31, 2021	101,717,973	$4,031,650	$115,802	$853,848	$-	$(4,133,011)	$868,289

Private placement of units	3,114,569	634,095	455,990	-	-	-	1,090,085

Share issuance costs	-	(3,770)	-	-	-	-	(3,770)

Exercise of options	3,968,750	894,613	-	(299,300)	-	-	595,313

Share-based compensation	-	-	-	149,818	-	-	149,818

Net loss for the period	-	-	-	-	-	(1,259,891)	(1,259,891)

Balance as at October 31, 2021	108,801,292	$5,556,588	$571,792	$704,366	$-	$(5,392,902)	$1,439,844

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Consolidated Statement of Cash Flows (Unaudited – expressed in Canadian dollars)

	For the nine months ended October 31, 2021	For the nine months ended October 31 2020

OPERATING ACTIVITIES
Net income (loss)	$(1,259,891)	$(952,062)
Non-cash items included in net loss and other adjustments:
Amortization	1,842	2,631
Income (Loss) from discontinued operations	-	(346,296)
Share-based compensation	149,818	558,925
Changes in non-cash working capital:
Sales tax receivable	(88,275)	(69,160)
Prepaid expenses	(25,161)	(40,946)
Accounts receivable	(133,170)	-
Accounts payable and accrued liabilities	(50,899)	23,314
Deferred revenue	18,720	-
Net assets from discontinued operations	-	(59,523)
CASH USED IN OPERATING ACTIVITIES	(1,387,016)	(883,117)

INVESTING ACTIVITIES
Investment in intangible assets	(200,211)	(83,525)
CASH USED IN INVESTING ACTIVITIES	(200,211)	(83,525)

FINANCING ACTIVITIES
Proceeds from issuance of units	1,090,085	-
Share issue expenses	(3,770)	-
Proceeds from exercise of options and warrants	595,313	180,750
Lease payments made for discontinued operations	-	(2,129)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	1,681,628	178,621

NET CHANGE IN CASH DURING THE PERIOD	94,401	(788,021)
CASH, BEGINNING OF PERIOD	480,051	1,493,577
CASH, END OF PERIOD	$574,452	$705,556

Cash paid for interest and income taxes	$-	$-
Supplemental cash flow information
Non-cash transactions during the period
Shares issued for acquisition of intangible assets	$-	$53,000

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

1. Organization and Nature of Operations

Admiral Bay Resources Inc. ("Admiral") was incorporated in British Columbia on September 3, 1987.

Effective September 23, 2019, Admiral was part of a three-cornered amalgamation among Admiral, 2693980 Ontario Inc. (a wholly owned subsidiary of Admiral) and Cultivar Holdings Ltd. (the "Transaction"). Admiral completed the acquisition of all the issued and outstanding shares of Cultivar Holdings Ltd. by way of a three-cornered amalgamation, pursuant to which 2693980 Ontario Inc., amalgamated with Cultivar Holdings Ltd. Pursuant to the Transaction, each registered shareholder of Cultivar Holdings Ltd. received one (1) common share in the capital of the Admiral for each common share held, resulting in the issuance of an aggregate of 97,439,900 common shares to Cultivar Holdings Ltd. Shareholders. As part of the Transaction, warrants of Cultivar Holdings Ltd. were replaced with common share purchase warrants of Admiral.

At completion of the Transaction, Admiral changed its name to Cultivar Holdings Inc. (the "Company").

On April 9, 2020, the Company announced that it has completed its name change from "Cultivar Holdings Inc." to "Predictmedix Inc." (the "Name Change"). The CUSIP number assigned to the Company's common shares following the name change is CUSIP 74040L100 (ISIN CA74040L1004). In connection with the Name Change, the Company's trading symbol, as listed on the CSE and the OTCQB have also been changed from "CULT" to "PMED", and from "CVRHF" to "PMEDF", respectively.

On February 15, 2018, the Company had acquired a 49% interest in a newly incorporated Cultivar JA Limited, ("CJA") a corporation incorporated under the laws of Jamaica. The remaining 51% interest was owned by local Jamaican business partners. On March 27, 2020, the Company sold and discontinued its interests in CJA (Note 5).

On July 16, 2018, the Company had acquired a 100% interest in a newly incorporated CannIP Holdings Inc. (formerly 2639745 Ontario Inc.) ("Cann") a corporation incorporated under the laws of the province of Ontario. Cann is engaged in the development of cosmetic and edible product lines, as well as investment in technology to detect an individual influence of cannabis. The Company did a one for one share exchange with Cann and issued 29,800,000 common shares to the shareholders of Cann.

The Company, through its subsidiaries, is in the business of investment in technology to detect if an individual is under the influence of cannabis and to predict substance addiction. The Company is currently focused on artificial intelligence ("AI") technologies which are targeting two specific areas: 1) workplace health and safety and 2) healthcare.

The Company's corporate head office is located at 77 King Street W, Suite 3000, Toronto, Ontario, Canada, M5K 1G8.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

2. Basis of Presentation and Going Concern

Basis of Preparation

These condensed interim consolidated financial statements have been prepared on the historical cost basis except for financial instruments recorded at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The functional currency of the Company and its subsidiaries is the Canadian dollar, which is also the Company's reporting currency.

Statement of Compliance

These condensed interim consolidated financial statements (the "Financial Statements") are unaudited and have been prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), using accounting policies of International Financial Reporting Standards ("IFRS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.  The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended January 31, 2021, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board ("IASB"). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the January 31, 2021 annual consolidated financial statements.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries; Cultivar Holdings Ltd. and Cann from the date of acquisition. The Company has a 100% interest in Cann and in Cultivar Holdings Ltd. The Company had a 49% interest in CJA which was sold on March 27, 2020 (see note 5). All inter-company transactions and balances have been eliminated on consolidation.

Going Concern Assumption

These consolidated financial statements have been prepared using IFRS on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business, for the next fiscal year. At October 31, 2021, the Company had cash of $574,452, working capital of $985,277 and an accumulated deficit of $5,392,902. The continuing operations of the Company are dependent on generation of revenues and profits and funding to be provided by equity investors.  The Company intends to finance its future requirements through a combination of equity and/or debt issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. These interim condensed consolidated financial statements do not include any adjustments to the carrying value or presentation of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

2. Basis of Presentation and Going Concern (Cont'd)

Significant Accounting Judgments and Estimates

The preparation of these interim consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders' equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.

Critical Judgements

The preparation of these interim consolidated financial statements requires management to make judgements regarding the going concern of the Company (discussed above), as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the interim consolidated financial statements include:

Share-based payments

Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred tax assets & liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Useful life of property and equipment

Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and takes into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

2. Basis of Presentation and Going Concern (Cont'd)

Significant Accounting Judgments and Estimates (Cont'd)

Leases

The Company estimates the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option by assessing relevant factors such as store profitability. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment of the lease term is reviewed if a significant event or a significant change in circumstance occurs, which affects this assessment and that is within the control of the lessee. The Company estimates the incremental borrowing rate used to measure our lease liability for each lease contract. This includes estimation in determining the asset-specific security impact.

COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Approval of the interim consolidated financial statements

These interim consolidated financial statements were authorized for issuance by the Board of Directors on December 30, 2021.

3. Significant Accounting Policies

The accounting policies set out in the consolidated financial statements at January 31, 2021, have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

Revenue Recognition

Revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to the performance obligations in the contract

5. Recognize revenue when (or as) the entity satisfies a performance obligation

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

3. Significant Accounting Policies (Cont'd)

New standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendment a) clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period" b) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, and c) make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

4. Acquisition

During the year ended January 31, 2020, the Company completed the following acquisition:

Effective September 23, 2019, the Company was part of a three-cornered amalgamation among the Company, 2693980 Ontario Inc. (a wholly owned subsidiary) and Cultivar Holdings Ltd. (the "Transaction"). The result of the transaction was that Admiral acquired all the issued and outstanding securities of Cultivar Holdings Ltd. on the basis of one share of Admiral for each share of former Cultivar. All outstanding warrants to purchase former Cultivar shares were exchanged, on an equivalent basis, for warrants to purchase shares of the Company. At completion of the transaction, Admiral changed its name to Cultivar Holdings Inc. and former Cultivar was amalgamated into 2693980 Ontario Inc.

Under IFRS, this was considered a Reverse Merger and Recapitalization (commonly referred to as a Reverse Take Over or "RTO"). The Company issued 6,514,249 shares valued at $0.21 per share, with a total value of $1,367,992 for the acquisition.

The fair value of the acquired assets and liabilities assumed is as follows:

Assets acquired by the Company:

Cash	$3,448

Prepaid expenses	1,125

Liabilities assumed by the Company:

Accounts payable and accrued liabilities	(19,127)

Loans payable	(107,525)
Net liabilities assumed	(122,079)

Fair value of shares issued	(1,367,992)

Loss on acquisition	$(1,490,071)

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

5. Sale of interest in Cultivar JA Limited

On March 27, 2020, the Company entered into a sale agreement (the "Sale Agreement") with respect to its 49% interest in Cultivar JA Limited ("Cultivar JA"), which holds a provisional cannabis cultivation license in Jamaica.

Pursuant to the terms of the Sale Agreement, the Company's wholly-owned subsidiary, Cultivar Holdings Ltd., agreed to sell its 49% interest in Cultivar JA and all related royalty interests to the principals of Cultivar JA in exchange for the principals of Cultivar JA agreeing to return and cancel 4,000,000 common shares of the Company owned by the principals.  In addition, the principals also agreed to terminate their right to receive an additional 500,000 common shares of the Company which had been reserved for issuance upon Jamaica's Licensing Authority issuing final approval for Cultivar JA's license.

The sale agreement constituted a discontinued operation involving the loss of control of Cultivar JA by the Company. A discontinued operation is a component of the Company's business that represents a separate major line of business or a geographical area of operations that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or earlier if the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation the comparative statement of comprehensive loss and cash flow operation is re-presented as if the operation had been discontinued from the start of the comparative period.

The sale agreement constituted a discontinued operation of the Company effective March 27, 2020. As a result, all the assets and liabilities of Cultivar JA have been removed from the statement of financial position of the Company. The cancellation of 4,000,000 shares of the Company have been valued at $540,000, being the fair value of the shares on the date of the sale transaction.

The expenses of Cultivar JA have been determined to be a discontinued operation by the Company, and as a result, have been disclosed separately on the statement of income (loss) and comprehensive income (loss)

	For the	For the
	nine	nine
	months	months
	ended	ended
	October 31, 2021	October 31, 2020

Expenses:
Amortization	$-	$2,871
Interest expense	-	687
Travel, entertainment and related	-	2,014
Net loss for the period prior to the sale transaction	-	(5,572)
Gain on divesture	-	351,868
Gain (Loss) from discontinued operations, net of tax	$-	$346,296

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

6. Prepaid Expenses

Prepaid expenses as of October 31, 2021 include $70,060 to conduct a study to further validate its proprietary impairment detection technology for both alcohol and cannabis (January 31, 2021 - $70,060).

7. Property and Equipment

	Equipment	Leasehold Improvement	Total
Cost
Balance as at January 31, 2020	$21,953	$9,916	$31,869
Discontinuance of business (Note 5)	(8,585)	(9,916)	(18,501)
Balance as at January 31, 2021	$13,368	$-	$13,368
Additions	-	-	-
Balance as at October 31, 2021	$13,368	$-	$13,368
Accumulated Amortization
Balance as at January 31, 2020	$5,749	$5,929	$11,678
Amortization	3,509	-	3,509
Discontinuance of business (Note 5)	(4,078)	(5,929)	(10,007)
Balance as at January 31, 2021	$5,180	$-	$5,180
Amortization	1,842	-	1,842
Balance as at July 31, 2021	$7,022	$-	$7,022
Net Carrying Amounts
As at January 31, 2021	$8,188	$-	$8,188
As at October 31, 2021	$6,346	$-	$6,346

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

8. Intangible Assets

a) On July 21, 2020, the Company completed the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform that will integrate with the Company's Artificial Intelligence ("AI") driven rapid screening system for infectious diseases, including COVID-19.

The consideration for the purchase was satisfied by payment in cash for $25,000, issuance of 20,000 shares and additional 30,000 shares to be issued on the 90th day of close. Consideration paid in the form of equity instruments is being considered share- based payment within the scope of IFRS 2 Share-based Payment and this asset acquisition is fair valued for a total consideration for $78,000 at the point control was obtained.

The acquisition has contingent considerations and royalty payments on achievement of certain milestones. The Company shall pay royalty of 20 percent of gross sales from the first $2.5 million in sales generated exclusively from the MWB platform. In addition, the Company is obligated to issue an additional 200,000 common shares commencing with the release of the initial version of the MWB platforms to the market and achievement of sales related milestones.

Contingent consideration in an asset acquisition was discussed at the March 2016 IFRS Interpretations Committee (IFRIC) meeting. An accounting policy choice exists, therefore an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. The Company has opted to recognize the liability only when the related activity that gives rise to the variability occurs.

Consideration
Cash consideration on closing	$25,000
Issued shares (50,000 shares issued at $1.06/share)	53,000
$78,000
Purchase Price allocation
Intangible asset- MWB remote patient monitoring platform	$78,000
$78,000

b) The Company's other intangible asset relates to the development of infectious disease symptom screening solution ("IDSS").

MWB in the development phase and is currently not in use. Amortization will be recorded on this intangible asset from the date when they are put to use.

IDSS is completing its development and is estimated to have a useful life of 7 years. The asset will be amortized on a straight-line basis.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

8. Intangible Assets (Cont'd)

The Company's intangible assets are comprised of the following:

	MWB	IDSS	Total
Cost
Balance at January 31, 2020	$-	$-	$-
Acquisition	78,000	-	78,000
Additions	13,970	156,040	170,010
Balance at January 31, 2021	$91,970	$156,040	$248,010
Additions	46,591	153,620	200,211
Balance at October 31, 2021	$138,561	$309,660	$448,221

Net Book Value
Balance, January 31, 2021	$91,970	$156,040	$248,010
Balance, October 31, 2021	$138,561	$309,660	$448,221

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

9. Leases

Right-of-use assets of $nil (January 31, 2021- $nil) and total lease liability of $nil (January 31, 2021- $nil) have been removed from the statement of financial position of the Company as of January 31, 2021 on account of the sale of Company's interest in Cultivar JA (Note 5).

Right of use assets

The Company's right of use assets as at October 31, 2021 and January 31, 2021 were as follows:

Balance as at January 31, 2020	$12,192
Amortization	(2,871)
Discontinuance of business (Note 5)	(9,321)
As at January 31, 2021 and October 31,2021	$-

Lease liability

At the commencement date of the leases, the lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using an interest rate of 18% which is the Company incremental borrowing rate.

Lease liability interest expense recognized in profit and loss and lease payments recognized in the financing component of statement of cash flows are as follows:

Balance as at January 31, 2020	$15,189
Interest expense	687
Lease payments made during the year	(2,129)
Discontinuance of business (Note 5)	(13,747)
As at January 31, 2021 and October 31,2021	$-

The Company's lease liability as at October 31, 2021 and January 31, 2021 was as follows:

	October 31, 2021	January 31, 2021

Lease liability - current	$-	$-
Lease liability - non- current		-
Total lease liability	$-	$-

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

10. Stock-Based Compensation

The Company has established a stock option plan whereby officers, directors, employees and service providers may be granted options to purchase common shares at a fixed price. Vesting and expiry provisions are determined at the date of grant. The plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital.  The plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.

Year ended January 31, 2021

a) In October 2018, the Company granted options to a consultant to acquire a total of 250,000 common shares. These options were issued at an exercise price of $0.10 per share and vested 75,000 immediately, 37,500 at the date of engineering milestone (vested during the quarter ended July 31, 2019) and balance 137,500 on completion of additional milestones, including 75,000 on model development (vested during the quarter ended October 31, 2019) and 62,500 on project handover, with an expiry term of two years. The fair value of each option used for the purpose of estimating the stock-based compensation was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.26%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	100%
Expected life	2 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $3,311, resulting in unvested stock-based compensation expense of $nil as of January 31, 2021.

b) In November 2018, the Company granted options to a consultant to acquire a total of 100,000 common shares. These options were issued at an exercise price of $0.10 per share and vested 25,000 immediately, and 25,000 each on April 1, 2019, September 1, 2019 and March 1, 2020 with an expiry term of three years. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.30%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	100%
Expected life	3 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2020, the Company expensed $260, resulting in unvested stock- based compensation expense of $nil as of January 31, 2021.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

10. Stock-Based Compensation (Cont'd)

f) On September 17, 2020, the Company granted options to a consultant to purchase up to 200,000 common shares. These options were issued at an exercise price of $0.54 per share and vest on date of grant. These options expire on March 30, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.26%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	189%
Expected life	1.5 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $81,979, relating to the vesting of options, resulting in unvested stock- based compensation expense of $nil as of January 31, 2021.

g) On September 21, 2020, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.59 per share and vest in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on September 21, 2021. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1 year
Unvested stock-based compensation expense as of January 31, 2021	$18,958

During the year ended January 31, 2021, the Company expensed $77,375 relating to the vesting of options, resulting in unvested stock- based compensation expense of $18,958 as of January 31, 2021.

As of January 31, 2021, there was $53,204 (January 31, 2020: $3,571) of unvested stock-based compensation expense.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

10. Stock-Based Compensation (Cont'd)

Nine- month period ended October 31, 2021

(a) The Company expensed $34,246 relating to the vesting of options issued on July 17, 2020, resulting in unvested stock- based compensation expense of $nil as of October 31, 2021.

(b) The Company expensed $18,958 relating to the vesting of options issued on September 21, 2020, resulting in unvested stock- based compensation expense of $nil as of October 31, 2021.

(c) On March 23, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.36 per share and vest immediately. These options have a term of one (1) year expiring on March 23, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1 year
Unvested stock-based compensation expense as of October 31, 2021	$-

During the nine- month period ended October 31, 2021, the Company expensed $58,786 relating to the vesting of options, resulting in unvested stock- based compensation expense of $nil as of October 31, 2021.

(d) On June 9, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.35 per share and vest equally over the next 3, 6, 9 and 12 months. These options have a term of 18 months expiring on December 9, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1.5 years
Unvested stock-based compensation expense as of October 31, 2021	$39,041

During the nine- month period ended October 31, 2021, the Company expensed $25,733 relating to the vesting of options, resulting in unvested stock- based compensation expense of $39,041 as of October 31, 2021.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

10. Stock-Based Compensation (Cont'd)

Nine- month period ended October 31, 2021 (Cont'd)

(e) On July 30, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.25 per share and vest equally over the next 3, 6, 9 and 12 months. These options have a term of 18 months expiring on January 30, 2023. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1.5 years
Unvested stock-based compensation expense as of October 31, 2021	$34,870

During the nine- month period ended October 31, 2021, the Company expensed $12,095 relating to the vesting of options, resulting in unvested stock- based compensation expense of $34,870 as of October 31, 2021.

As of October 31, 2021, there was a total of $73,911 of unvested stock-based compensation expense.

Continuity of the Company's options is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 31, 2021	9,095,000	$0.18
Granted	250,000	$0.36
Granted	250,000	$0.35
Granted	250,000	$0.25
Expired	(4,776,250)	$0.17
Exercised	(3,968,750)	$0.15
Outstanding October 31, 2021	1,100,000	$0.42

As at October 31, 2021, the Company had the following share purchase options outstanding and exercisable:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date
80,000	80,000	$1.02	3.71	July 17, 2025
70,000	-	$0.54	0.36	March 10, 2022
200,000	200,000	$0.54	0.42	March 30, 2022
250,000	250,000	$0.36	0.40	March 23, 2022
250,000	62,500	$0.35	1.11	December 9, 2022
250,000	62,500	$0.25	1.75	July 30, 2023
1,100,000	655,000	$0.42	1.11

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

11. Capital Stock

The Company is authorized to issue the following shares:

  Unlimited number of common shares without par value

a) Common shares

The holders of common shares are entitled to receive dividends which are declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets.

At October 31, 2021, the Company has 108,801,292 common shares issued and outstanding.

b) Share issuances

During the nine- month period ended October 31, 2021

  On March 5, 2021, the Company closed a private placement of 3,114,529 units at $0.35 per unit for a consideration of $1,090,085. Each unit is comprised of one common share and one common share purchase warrant, with each Warrant exercisable into a common share of the Company at an exercise price of $0.50 per share for a period of 24 months. The Black-Scholes option pricing model was used to determine the fair value of the warrants using the following weight average assumptions:  Expected dividend yield of 0%; risk free interest rate of 0.23%; expected volatility of 188%; expected life of 2 years.  The relative fair value of the warrants has been valued at $455,990 and common shares at $634,095. In connection with this private placement, the Company incurred $3,770 in share issuance costs.
  3,968,750 shares were issued upon exercise of 3,968,750 options at a price of $0.15 per share for total gross proceeds of $595,313. An amount of $299,300 was reclassed from share-based payment reserve to share capital.

During the year ended January 31, 2021

  The Company cancelled 4,000,000 common shares pursuant to the sale of its interest in Cultivar JA (Note 5).
  1,355,000 shares were issued upon exercise of 1,355,000 options at a price of $0.15 per share and 100,000 shares were issued upon exercise of 100,000 options at a price of $0.10 per share for total gross proceeds of $213,250. An amount of $108,435 was reclassed from share-based payment reserve to share capital.
  100,000 shares were issued upon exercise of 100,000 warrants at a price of $0.50 per share for gross proceeds of $50,000. An amount of $7,481 was reclassed from warrant reserve to share capital.
  50,000 shares were issued pursuant to the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform (Note 8)
  58,824 shares were issued at a price of $0.34 for a total consideration of $20,000. $8,333 was expensed to consulting services during the year ended January 31, 2021, while the remaining $11,667 is included in prepaid expenses as at January 31, 2021.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

11. Capital Stock (Cont'd)

a) Warrants

Continuity of the Company's warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, January 31, 2020	1,648,000	$0.50
Exercised	(100,000)	$0.50
Outstanding, January 31, 2021	1,548,000	$0.50
Issued	3,114,569	$0.50
Expired	(1,548,000)	$0.50
Outstanding, October 31, 2021	3,114,569	$0.50

As at October 31, 2021, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date
3,114,569	$0.50	1.34	March 5, 2023
3,114,569	$0.50	1.34

12. Related Party Transactions

Related parties include key management personnel, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions. Key management of the Company are members of the Board of Directors, the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and the Chief Operating Officer ("COO").

Transactions with key management personnel not disclosed elsewhere in the financial statements include the following:

	Nine months ended October 31, 2021	Nine months ended October 31, 2020

Management fees to the CEO	$79,500	$74,000
Management fees to a prior director	-	6,000
Management fees to the COO	66,500	50,000
Management fees to the CFO	56,270	34,000
Total Management fees	$202,270	$164,000
Vehicle expense to the CEO	13,500	7,500
Vehicle expenses to the COO	13,500	5,000
Rent to the CEO included in rent expense	22,500	15,500
	$251,770	$192,000

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

12. Related Party Transactions (Cont'd)

	Three months ended October 31, 2021	Three months ended October 31, 2020

Management fees to the CEO	$28,500	$25,500
Management fees to the COO	25,500	18,000
Management fees to the CFO	17,870	8,400
Total Management fees	$71,870	$51,900
Vehicle expense to the CEO	4,500	4,000
Vehicle expenses to the COO	4,500	4,000
Rent to the CEO included in rent expense	7,500	6,000
	$88,370	$65,900

During the nine months ended October 31, 2021, the Company paid $93,000 (October 31, 2020: $38,022) being marketing expenses to companies controlled by the children of the CEO.

As of October 31, 2021, there was $nil due to any related parties (October 31, 2020- $7,000)

13. Commitments and Contingencies

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the CEO to pay monthly compensation of $8,500 for CEO services which effective September 1, 2021 was revised to $10,000 per month. In addition, the Company is obligated to pay monthly rent for $2,000 and an additional $1,500 for the use of a personal vehicle.

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the COO to pay monthly compensation of $6,000 for COO services which effective May 1, 2021, is revised to $8,500 per month. In addition, the Company is obligated to pay an additional $1,500 for the use of a personal vehicle.

14. Financial Instruments

The fair value of the Company's accounts payable, approximate carrying value, due to their short-term nature.  The Company's cash is measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

14. Financial Instruments (Cont'd)

Financial risk management and objectives

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk, foreign currency risk, and commodity price risk).

The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of loss associated with the counterparty's inability to fulfill its payment obligations. For financial assets, this is typically the gross carrying amount, net of any amounts offset and any impairment losses. In the normal course of business, the Company's trade accounts receivable are potentially exposed to credit risk from its customers. The maximum credit exposure at October 31, 2020 is the carrying amount of cash and accounts receivable. Due to the short history of revenues of the Company and without reporting any material credit loss, the Company does not have default rates to calculate the ECL's on billed receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flows primarily from its financing activities.

The Company manages its liquidity needs by carefully monitoring scheduled costs. Liquidity is measured in various time bands, on day to day and week-to-week basis, as well as on long term liquidity needs over 180 day to 360 day look out periods. Funding for long term liquidity needs is based on the ability of the Company to successfully complete private placements.

As at October 31, 2021, the Company had sufficient cash of $574,452 to settle current liabilities of $103,175.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(b) Price risk

The Company is not exposed to significant price risk as it does not possess investments in publicly traded securities.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements October 31, 2021 (in Canadian dollars) (Unaudited)

14. Financial Instruments (Cont'd)

(c) Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument denominated in a foreign currency will fluctuate because of changes in foreign exchange rates. Effective sale of the Company's interest in Cultivar JA in March 2020, the Company has no exposure to any currency except Canadian dollars.

(d) Revenue Concentration

  During the period ended October 31, 2021, one reseller represented the total revenues and total receivables.

15. Capital Management

The Company considers its capital to be shareholders' equity, which is comprised of share capital and deficit, which as at October 31, 2021 totaled $1,439,844. The Company's capital structure is adjusted based on the funds available to the Company such that it may continue to seek new opportunities. The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The sources of future funds presently available to the Company are through the sale of equity capital or debt of the Company.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital restrictions.

16. Segment Information

The Company, through its subsidiaries, is currently focused on artificial intelligence ("AI") technologies which are targeting two specific areas: 1) workplace health and safety and 2) healthcare.  All assets are located in Canada.